As filed with the Securities and Exchange Commission on January 17, 2018

Securities Act File No. 333-217207

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

TPG Specialty Lending, Inc.

(Exact Name of Registrant as Specified in Charter)

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(Address of Principal Executive Offices)

(817) 871-4000

(Registrant’s Telephone Number, including Area Code)

David Stiepleman

c/o TPG Specialty Lending, Inc.

345 California Street, Suite 3300

San Francisco, CA 94104

(Name and Address of Agent for Service)

WITH COPIES TO:

Adam E. Fleisher, Esq.

Helena K. Grannis, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Telephone: (212) 225-2000

Facsimile: (212) 225-3999

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-217207) of TPG Specialty Lending, Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement, which sets forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

TPG SPECIALTY LENDING, INC.

PART C

Other Information

Item 25. Financial Statements and Exhibits

(1) Financial Statements

The following financial statements of TPG Specialty Lending, Inc. are provided in Part A of this Registration Statement:

(2) Exhibits

(a)(1)	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Company’s Registration Statement on Form 10 filed on March 14, 2011)

(a)(2)	Certificate of Amendment to Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on March 12, 2014)

(a)(3)	Certificate of Change of Registered Agent and/or Registered Office (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed on November 7, 2016)

(b)	Bylaws of TPG Specialty Lending, Inc., effective as of November 7, 2016 (incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q filed on November 7, 2016)

(c)	Not applicable

(d)(1)	Form of Subscription Agreement in connection with the Private Offerings (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 10 filed on January 14, 2011)

(d)(2)	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 10-K filed on March 22, 2012)

(d)(3)	Indenture, dated June 10, 2014, between TPG Specialty Lending, Inc. and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 10, 2014)

(d)(4)	Form of 4.50% Convertible Senior Notes Due 2019 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on June 10, 2014)

(d)(5)	Indenture, dated as of February 1, 2017, between TPG Specialty Lending, Inc. and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on February 1, 2017)

(d)(6)	Form of 4.50% Convertible Senior Note Due 2022 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on February 1, 2017)

(d)(7)	Form of Indenture (incorporated by reference to Exhibit (d)(5) to the Company’s Registration Statement on Form N-2 filed on April 16, 2015)

(d)(8)	Statement of Eligibility of Trustee on Form T-1 (1)

(d)(9)	Form of Subscription Certificate (incorporated by reference to Exhibit (d)(7) to Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2 filed on July 25, 2014)

(e)	Dividend Reinvestment Plan of TPG Specialty Lending, Inc. (incorporated by reference to Exhibit (e) to Pre-Effective Amendment No. 4 to the Company’s Registration Statement on Form N-2 filed on March 17, 2014)

(f)	Not applicable

(g)	Amended and Restated Investment Advisory and Management Agreement, dated December 12, 2011, between the Company and the Adviser (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 13, 2011)

(h)(1)	Form of Underwriting Agreement for Equity Securities (incorporated by reference to Exhibit (h)(1) to the Company’s Registration Statement on Form N-2 filed on March 31, 2016)

(h)(2)	Form of Underwriting Agreement for Debt Securities (incorporated by reference to Exhibit (h)(2) to the Company’s Registration Statement on Form N-2 filed on March 31, 2016)

(i)	Not applicable

(j)	Custodian Agreement dated November 29, 2012 between TPG Specialty Lending, Inc. and State Street Bank and Trust Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 4, 2012)

(k)(1)	Form of Indemnification Agreement between the Company and certain officers and directors (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to the Company’s Registration Statement on Form 10 filed on March 14, 2011)

(k)(2)	Senior Secured Revolving Credit Agreement, dated as of August 23, 2012, among TPG Specialty Lending, Inc., as Borrower, the Lenders Party Hereto and SunTrust Bank, as Administrative Agent, JPMorgan Chase Bank, N.A., as Syndication Agent (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on November 14, 2012)

(k)(3)	Amended and Restated Senior Secured Revolving Credit Agreement, dated as of July 2, 2013, among TPG Specialty Lending, Inc., the lenders party thereto, SunTrust Bank as administrative agent and JPMorgan Chase Bank N.A. as syndication agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 9, 2013)

(k)(4)	Second Amended and Restated Senior Secured Credit Agreement, dated February 27, 2014, among TPG Specialty Lending, Inc., as Borrower, the Lenders Party Hereto and SunTrust Bank, as Administrative Agent, and JPMorgan Chase Bank, N.A., as Syndication Agent (incorporated by reference to Exhibit 10.20 to the Company’s Annual Report on Form 10-K filed on March 4, 2014)

(k)(5)	Form of Increase Letter pursuant to the Second Amended and Restated Senior Secured Credit Agreement, dated February 27, 2014, among TPG Specialty Lending, Inc., as Borrower, the Lenders Party Hereto and SunTrust Bank, as Administrative Agent, and JPMorgan Chase Bank, N.A., as Syndication Agent (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on August 4, 2014)

(k)(6)	First Amendment to the Second Amended and Restated Senior Secured Revolving Credit Agreement, dated June 3, 2014, among TPG Specialty Lending, Inc., as Borrower, the Lenders party thereto and SunTrust Bank, as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on August 4, 2014)

(k)(7)	Second Amendment to the Second Amended and Restated Senior Secured Revolving Credit Agreement, dated June 27, 2014, among TPG Specialty Lending, Inc., as Borrower, Morgan Stanley Bank, N.A., as a Lender, and SunTrust Bank, as Administrative Agent (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed on August 4, 2014)

(k)(8)	Third Amendment to the Second Amended and Restated Senior Secured Revolving Credit Agreement, dated October 17, 2014, among TPG Specialty Lending, Inc., as Borrower, the Lenders party thereto and SunTrust Bank, as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on November 3, 2014)

(k)(9)	Fourth Amendment to Second Amended and Restated Senior Secured Revolving Credit Agreement, dated October 2, 2015, among TPG Specialty Lending, Inc., as Borrower, the Lenders party thereto and Suntrust Bank, as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on November 3, 2015)

(k)(10)	Fifth Amendment to Second Amended and Restated Senior Secured Revolving Credit Agreement, dated December 22, 2016, among TPG Specialty Lending, Inc., as Borrower, the Lenders party thereto and SunTrust Bank, as Administrative Agent (incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K filed on February 22, 2017)

(k)(11)	Amended and Restated Administration Agreement, dated as of February 22, 2017, between the Company and the Adviser (incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K filed on February 22, 2017)

(l)	Opinion and Consent of Cleary Gottlieb Steen & Hamilton LLP (1)

(m)	Not applicable

(n)(1)	Consent of Cleary Gottlieb Steen & Hamilton LLP (1)

(n)(2)	Consent of KPMG LLP, dated May 19, 2017 (1)

(n)(3)	Report of KPMG LLP, dated April 7, 2017 (1)

(o)	Not applicable

(p)	Not applicable

(q)	Not applicable

(r)(1)	Code of Ethics of TPG Specialty Lending, Inc. (incorporated by reference to Exhibit (r)(1) to Pre-Effective Amendment No. 4 to the Company’s Registration Statement on Form N-2 filed on March 17, 2014)

(r)(2)	Code of Ethics of TSL Advisers, LLC (incorporated by reference to Exhibit (r)(2) to Pre-Effective Amendment No. 4 to the Company’s Registration Statement on Form N-2 filed on March 17, 2014)

99.1	Form of Preliminary Prospectus Supplement For Common Stock Offerings (incorporated by reference to Exhibit 99.1 to Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2 filed on July 25, 2014)

99.2	Form of Preliminary Prospectus Supplement For Preferred Stock Offerings (incorporated by reference to Exhibit 99.2 to Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2 filed on July 25, 2014)

99.3	Form of Preliminary Prospectus Supplement For Debt Securities Offerings (incorporated by reference to Exhibit 99.3 to Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2 filed on July 25, 2014)

99.4	Form of Preliminary Prospectus Supplement For Rights Offerings (incorporated by reference to Exhibit 99.4 to Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2 filed on July 25, 2014)

99.5	Form of Preliminary Prospectus Supplement For Warrant Offerings (incorporated by reference to Exhibit 99.5 to Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2 filed on July 25, 2014)

99.6	Statement of Computation of Ratio of Earnings to Fixed Charges

(1)	Previously filed as an exhibit to this registration statement.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference and any information concerning any underwriters for a particular offering will be contained in the prospectus supplement related to that offering.

Item 27. Other Expenses of Issuance and Distribution

Securities and Exchange Commission registration fee	$86,925	*
FINRA filing fee	113,000	**
NYSE listing fee	100,000	(1)
Printing expenses	50,000	(1)
Legal fees and expenses	300,000	(1)
Accounting fees and expenses	40,000	(1)
Miscellaneous	10,075	(1)

Total	$700,000

(1)	These amounts are estimates.
*	$77,609.98 of this amount has been offset against filing fees associated with unsold securities registered under a previous registration statement.
**	$101,185.00 of this amount has been offset against filing fees associated with unsold securities registered under a previous registration statement.

Item 28. Persons Controlled by or Under Common Control

The information contained under the headings “The Company,” “Management,” “Related-Party Transactions and Certain Relationships” and “Control Persons and Principal Stockholders” in this Registration Statement is incorporated herein by reference.

Item 29. Number of Holders of Securities

The following table sets forth the approximate number of record holders of our common stock as of May 15, 2017.

Title of Class	Number of Record Holders
Common Stock, $0.01 par value	8

Item 30. Indemnification

Section 145 of the DGCL allows for the indemnification of officers, directors and any corporate agents in terms sufficiently broad to indemnify these persons under certain circumstances for liabilities, including reimbursement for expenses, incurred arising under the Securities Act. Our certificate of incorporation and bylaws provide that we shall indemnify our directors and officers to the fullest extent authorized or permitted by law and this right to indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, we are not obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by the person unless the proceeding (or part thereof) was authorized or consented to by the Board. The right to indemnification conferred includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition.

So long as we are regulated under the 1940 Act, the above indemnification is limited by the 1940 Act or by any valid rule, regulation or order of the SEC thereunder. The 1940 Act provides, among other things, that a company may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of the foregoing conduct.

In addition, we have entered into indemnification agreements with our directors and officers that provide for a contractual right to indemnification to the fullest extent permitted by the DGCL. A form of indemnification agreement has been filed as an exhibit to this Registration Statement.

We may, to the extent authorized from time to time by the Board, provide rights to indemnification and to the advancement of expenses to our employees and agents similar to those conferred to our directors and officers. The rights to indemnification and to the advance of expenses are subject to the requirements of the 1940 Act to the extent applicable. Any repeal or modification of our certificate of incorporation by our stockholders will not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

The Investment Advisory Agreement and the Administration Agreement provide that the Adviser and its members, managers, officers, employees, agents, controlling persons and any other person or entity affiliated with it shall not be liable to us for any action taken or omitted to be taken by the Adviser in connection with the performance of any of its duties or obligations under these Agreements or otherwise as an investment adviser of ours (except to the extent specified in Section 36(b) of the 1940 Act concerning loss resulting from a breach of fiduciary duty (as the same is finally determined by judicial proceedings) with respect to the receipt of compensation for services). We will, to the fullest extent permitted by law, provide indemnification and the right to the advancement of expenses, to each person who was or is made a party or is threatened to be made a party to or is involved (including, without limitation, as a witness) in any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a member, manager, officer, employee, agent, controlling person or any other person or entity affiliated with the Adviser, including without limitation the Administrator, or is or was a member of the Adviser’s Investment Review Committee (each such person hereinafter an “Indemnitee”), on the same general terms set forth in the certificate of incorporation.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Advisor

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing director, director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in this Registration Statement in the sections entitled “The Company,” “Management” and “Management and Other Agreements.” Additional information regarding the Adviser and its officers is set forth in its Form ADV, filed with the SEC (SEC File No. 801-72185), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

(1)	The Registrant, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102;

(2)	The transfer agent, State Street Bank and Trust Company, 200 Clarendon Street, Boston, MA 02116;

(3)	The custodian, State Street Bank and Trust Company, 1 Lincoln Street Boston, MA 02111; and

(4)	The Adviser, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

(1)	We undertake to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than 10% from its net asset value as of the effective date of the registration statement; or (2) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.

(2)	Not applicable.

(3)	We undertake, in the event that the securities being registered are to be offered to existing stockholders pursuant to warrants or rights and any securities not taken by shareholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent underwriting thereof. We further undertake that if any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, we shall file a post-effective amendment to set forth the terms of such offering.

(4)	We hereby undertake:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser, if we are subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that, for the purpose of determining our liability under the Securities Act to any purchaser in the initial distribution of securities, we undertake that in a primary offering of our securities pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, we will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)	any preliminary prospectus or prospectus of ours relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(ii)	the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about us or our securities provided by or on behalf of us; and

(iii)	any other communication that is an offer in the offering made by us to the purchaser.

(5)	We undertake that:

(a)	for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)	We undertake to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

(7)	We undertake to file a post-effective amendment to the registration statement pursuant to Section 8(c) of the Securities Act in connection with any rights offering off of the registration statement that will result in greater than 15% dilution to the net asset value per share of our common stock.

(8)	We undertake to file a post-effective amendment or a new registration statement for any offering of debt securities referred to as “senior.”

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York on the 17th day of January, 2018.

TPG SPECIALTY LENDING, INC.

By:	/s/ Ian T. Simmonds
Name: Ian T. Simmonds
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Joshua Easterly	Chief Executive Officer, Director and Chairman of the Board of Directors (Principal Executive Officer)	January 17, 2018

/s/ Ian T. Simmonds Ian T. Simmonds	Chief Financial Officer (Principal Financial Officer)	January 17, 2018

* Michael Graf	Vice President and Principal Accounting Officer (Principal Accounting Officer)	January 17, 2018

* John A. Ross	Director and Chairman of the Audit Committee	January 17, 2018

* Richard A. Higginbotham	Director	January 17, 2018

* Ronald K. Tanemura	Director	January 17, 2018

* Michael Fishman	Director	January 17, 2018

*By:	/s/ Ian T. Simmonds
Attorney-in-fact